Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0278 F: +1 202.637.3593 payamsiadatpour@eversheds-sutherland.com

September 27, 2018

Via E-Mail

James E. O’Connor, Esq.

Senior Counsel - Disclosure Review Office

Tony Burak

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549

Re:	Saratoga Investment Corp.

Registration Statement on Form N-2

File No. 333-227116

Dear Messrs. O’Connor and Long:

On behalf of Saratoga Investment Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on September 19, 2018, September 24, 2018 and September 25, 2018 regarding the Company’s Registration Statement on Form N-2 (File No. 333-227116) as filed with the SEC on August 30, 2018 (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed with the SEC filed on September 27, 2018.

Legal Comments

1.	Comment: In the sixth paragraph on the cover, please provide a more current net asset value per share.

Response: The Company has revised its disclosure on the cover of the Registration Statement accordingly.

2.

Comment: In the second bullet after the sixth paragraph on the cover, please provide a more current percentage of the debt portfolio that consists of debt securities for which issuers were not required to make principal payments until the maturity of such debt securities.

Response: The Company has revised its disclosure on the cover of the Registration Statement accordingly.

3.

Comment: In the second paragraph under the subheading “Overview” in the “Prospectus Summary” section on page 1, please provide a more current percentage of the debt portfolio at fair value that consists of debt securities for which issuers were not required to make principal payments until the maturity of such debt securities.

Response: The Company respectfully advised the Staff that the May 31, 2018 figure reflects the most recent public disclosure.

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September 27, 2018 Page 2

4.	Comment: The Staff refers to the second full paragraph on page 3 of the Registration Statement: please define the term “fee basis amount”.

Response: The Company has revised its disclosure on page 3 of the Registration Statement accordingly.

5.	Comment: In the first full paragraph on page 5 of the Registration Statement, please provide a more recent date for the qualifying asset statement.

Response: The Company has updated its disclosure on page 5 of the Registration Statement accordingly.

6.	Comment: In the second bullet point on page 9 of the Registration Statement, please update the risk factor to say that “A newly enacted law will allow us to incur additional leverage”.

Response: The Company has updated its disclosure on page 9 of the Registration Statement accordingly.

7.

Comment: The Staff refers to the second bullet point on page 10 of the Registration Statement: this risk disclosure does not adequately describe the risks of investing in the subordinated notes issued by the CLO; please fully describe the risks of investing in the subordinated notes. Please update the risk factor as follows:

Our investment in Saratoga CLO constitutes a leveraged investment in a portfolio of subordinated notes representing the lowest-rated securities issued by a pool of predominantly senior secured first lien term loans and is subject to additional risks and volatility. All losses in the pool of loans will be borne by our subordinated notes and only after the value of our subordinated notes is reduced to zero will the higher-rated notes issued by the pool bear any losses.

Response: The Company has revised its disclosure on page 10 of the Registration Statement accordingly.

8.	Comment: In the third bullet on page 10 of the Registration Statement, please delete the phrase “are typically broadly syndicated loans”.

Response: The Company has revised its disclosure on page 10 of the Registration Statement accordingly.

9.

Comment: In footnote 6 to the Fees and Expenses Table, on page 18 of the Registration Statement, please update the second sentence to read: “The 8.0% figure in the table includes all expected borrowing costs that we expect to incur over the next twelve months in connection with the secured revolving credit facility we have with Madison Capital Funding LLC.”

Response: The Company has revised its disclosure on page 18 of the Registration Statement accordingly.

10.

Comment: In the “Selected Financial and Other Data” table on page 20 of the Registration Statement, because it spears the “Expense Reimbursement” line will be removed from the table, please delete “after reimbursements” from the “Total Operating Expenses” line, if appropriate.

Response: The Company has revised its disclosure on page 20 of the Registration Statement accordingly.

September 27, 2018 Page 3

11.

Comment: In the third paragraph under the risk factor titled “Regulations governing our operation as a BDC will affect our ability to raise additional capital” on page 30 of the Registration Statement, the Staff suggests that the Company distinguish the requirements of section 63(2) from those of section 23(b) by clarifying that a majority of the Company’s “outstanding voting securities” must have approved such issuances within the prior year.

Response: The Company has revised its disclosure on page 30 of the Registration Statement accordingly.

12.

Comment: In the third paragraph under the risk factor titled “Regulations governing our operation as a BDC will affect our ability to raise additional capital” on page 30 of the Registration Statement, please revise the second sentence to add the word “issue” before the word “warrants”.

Response: The Company has revised its disclosure on page 30 of the Registration Statement accordingly.

13.

Comment: In the fourth sentence of the last paragraph on page 35 of the Registration Statement, please define the phrase “Where appropriate”. Please disclose why the Company apparently will not value each of its level 3 assets at least annually - and why it will not use a valuation service whenever it does so - particularly because the majority of these loans do not pay interest until maturity and some of these interest-only loans pay some amount of their interest as PIK interest.

Response: The Company has revised its disclosure on page 35 of the Registration accordingly. The Company respectfully advises the Staff that in the “Investment Valuation” subsection of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement, it has disclosed that “An independent valuation firm engaged by our board of directors independently reviews a selection of these preliminary valuations each quarter so that the valuation of each investment for which market quotes are not readily available is reviewed by the independent valuation firm at least once each fiscal year.” In the same section, the Company discloses that investment professionals of Saratoga Investment Advisors value each investment on a quarterly basis.

14.

Comment: The Staff refers to the first paragraph under the risk factor titled “Our investments may be risky, and you could lose all or part of your investment” on page 43 of the Registration Statement: is substantially all of the debt - including that issued by private companies - in which the Company invests rated by rating agencies?

Response: The Company advises the Staff on a supplemental basis that substantially all of the debt - including that issued by private companies - in which the Company invests is not rated by rating agencies.

15.

Comment: In the last sentence of the first bullet under the risk factor titled “The indenture under which the 2023 Notes are issued contains limited protection for holders of the 2023 Notes” on page 49 of the Registration Statement, please add the word “immediately” before the phrase “after such borrowings”.

Response: The Company has revised its disclosure on page 49 of the Registration Statement accordingly.

16.

Comment: The Staff requests that the Company conform the previous sections on the topic of valuations by independent valuation firms to the “Investment Valuation” subsection on page 67 of the Registration Statement.

Response: The Company has revised its disclosure on pages 7, 35 and 157 of the Registration Statement accordingly.

September 27, 2018 Page 4

17.

Comment: In reference to the “Revenues” subsection on page 69 of the Registration Statement, please also mention that the majority of the Company’s loans are interest only, as well as that some or all of this interest may be PIK.

Response: The Company has revised its disclosure on page 69 of the Registration Statement accordingly.

18.

Comment: In the second full paragraph on page 71 of the Registration Statement, please state that the Company will pay a quarterly base management fee of 1.75% of the average value of our total assets (other than cash or cash equivalents but including assets purchased with borrowed funds).

Response: The Company has revised its disclosure on page 71 of the Registration Statement accordingly.

19.

Comment: In the paragraph immediately following the “Portfolio Composition” table on page 74 of the Registration Statement, please disclose the percentage of the Company’s portfolio represented by the CLO. Please clarify what it means to have a first loss position in a CLO.

Response: The Company has revised its disclosure on page 74 of the Registration Statement accordingly. The Company respectfully advises the Staff that the percentage of the Company’s portfolio represented by the CLO is disclosed as the “structured finance securities” line in the “Portfolio Composition” table in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement.

20.	Comment: In the last sentence of the first bullet under the second paragraph on page 92 of the Registration Statement, please add the word “immediately” before the phrase “after such borrowings”.

Response: The Company has revised its disclosure on page 92 of the Registration Statement accordingly.

21.

Comment: In the “Off-balance sheet arrangements” subsection on page 98 of the Registration Statement, with respect to the Company’s unfunded commitments, please provide the following: (1) a representation that the Company reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments and (2) a general explanation as to why it believes it can cover its commitments.

Response: The Company hereby confirms to the Staff that it believes that its assets provide adequate coverage to satisfy all of the Company’s unfunded commitments. The Company can use its cash, liquidate a cash equivalent or draw on its revolving credit facility in order to satisfy any such unfunded commitments.

Accounting Comments

1.	Comment: In the “Selected Financial and Other Data” table on page 21 of the Registration Statement, please add an additional weighted average yield figure representing all of company’s holdings.

Response: The Company has revised its disclosure on page 21 of the Registration Statement accordingly.

2.	Comment: In the senior securities table on page 98 of the Registration Statement, please confirm that the asset coverage per unit as of May 31, 2018 is correct – the Staff calculates it at $2,946.

Response: The Company has revised its disclosure on page 98 of the Registration Statement accordingly.

September 27, 2018 Page 5

3.

Comment: On a going-forward basis, please update the tables in the Schedule of Investments reflecting affiliate information so that each individual issue of each affiliate is shown separately, as required by Rule 12-14 of Regulation S-X. For example, the table in footnote (f) on page F-7 to the financial statements includes one line item for GreyHeller LLC, which appears to aggregate the transactions involving that issuer. However, there should be separate line items for each of the first lien term loan, delay draw term loan and series a preferred units.

Response: The Company undertakes to revise the disclosure in its Schedule of Investments on a going-forward basis.

*            *             *

We have been advised by the Company that it acknowledges that:

•	it is responsible for the accuracy and adequacy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact Steven B. Boehm at (202) 383-0176 or the undersigned at (202) 383-0278.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour

Cc:	Steven B. Boehm, Esq.

Henri J. Steenkamp, Saratoga Investment Corp.